BOSS.TECH

BOSS TECH, INC.
FINANCIAL STATEMENT
FOR THE PERIOD ENDED MARCH 31, 2026
WITH INDEPENDENT AUDITOR's REVIEW REPORT

TABLE OF CONTENTS









AZM CONSULTANTS

An Independent Audit, Tax & Corporate Consultants

INDEPENDENT AUDITOR'S REVIEW REPORT

TO THE MEMBERS OF BOSS TECH, INC.

We have reviewed the accompanying financial statements of **BOSS Tech, Inc.** (the "Company"), which comprise the Statement of Financial Position as of March 31, 2026, and the related statement of operations, statement of changes in equity and retained earnings, and statement of cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

AZM CONSULTANTS

Consultants AZM
Atta Ullah Shah
ACPA M#: 1292

CPA
CERTIFIED PUBLIC ACCOUNTANT
Atta Ullah Shah
Mem#: 1292

Atta Ullah Shah
Director AZM Consultants

Licensed Certified Public Accountant	License #: M-1292
Member Institute of Public Accountant Australia	License #: 345208
Member Institute of Financial Accountant UK	License #: IPA345208
Certified Internal Controls Auditor USA	License #: 24039676
Certified Forensic & Audit Analyst USA	License #: 2403504

May 01, 2026

Phone: +1 (267) 726-0256 Email: atta@azmconsultants.com
Address: 6923 Oakland Street, Philadelphia, PA 19149.

BOSS Tech, Inc.
Statement of Financial Position
As of March 31, 2026

	NOTE	March 31, 2026	Dec 31, 2025
		---In US Dollars---	
ASSETS			
Current Assets:			
Cash in hand and at bank		36,465	-
Accounts Receivable		28,456	29,956
Total Current Assets		**64,921**	**29,956**
Non-Current Assets:			
Property, Plant and Equipment's		78,825	96,513
Less: Depreciation		(4,502)	(17,687)
Total Non-Current Assets		**74,323**	**78,826**
TOTAL ASSETS		**139,244**	**108,782**
EQUITY AND LIABILITIES			
Current Liabilities:			
Accounts Payable		58,630	36,756
Accrued Liabilities		41,660	24,300
Total Current Liabilities		**100,290**	**61,056**
Non-Current Liabilities:			
Commitment and Contingencies	4	-	-
Total Liabilities		**100,290**	**61,056**
Members Equity			
Common Stock		1,772,057	1,772,057
SAFEs		5,750,525	5,131,525
Retained Earnings		(7,483,628)	(6,855,856)
Total Capital and Equity		**38,954**	**47,726**
TOTAL EQUITY AND LIABILITIES		**139,244**	**108,782**

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.

Statement of Operations

For the period ended March 31, 2026

	NOTE	March 31, 2026	Dec 31, 2025
		---In US Dollars---	
Revenue		-	26
Less: Cost of Services		344,342	1,380,747
Gross Profit		(344,342)	(1,380,721)
General & Administration Expenses			
Salaries & Wages		166,646	712,092
Legal & Professional Expenses		10,917	(7,518)
Office Supplies & Facilities		52,006	223,418
Office Expenses		52,299	168,400
Other Operating Expenses		1,562	16,798
Net Profit/(Loss)		(627,772)	(2,493,911)

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.
Statement of Changes in Equity & Retained Earnings
As of March 31, 2026

	Common Stock	SAFEs	Retained Earnings	Total Equity
			-------------------In US Dollars-------------------	
Opening Balance as on Jan 01, 2025	1,772,057	5,131,525	(4,361,945)	2,541,637
Net Profit/(loss)		-	(2,493,911)	(2,493,911)
Contribution/(withdrawl) during the year	-	-		-
Balance as on December 31, 2025	1,772,057	5,131,525	(6,855,856)	47,726
Net Profit/(loss)		-	(627,772)	(627,772)
Contribution/(withdrawl) during the year	-	619,000		619,000
Balance as on March 31, 2026	1,772,057	5,750,525	(7,483,628)	38,954

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.
Statement of Cash Flows
For the period ended March 31, 2026

	March 31, 2026	Dec 31, 2025
	--In US Dollars--	
Cash Flows from Operating Activities		
Net profit	(627,772)	(2,493,911)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation	4502	17687
Change in operating assets and liabilities:		
Changes in current assets	1,500	(1,500)
Changes in current liabilities	39,234	42,446
Net Cash Used in Operating Activities	(582,536)	(2,435,277)
Cash Flows from Investing Activities		
Increase in Assets	-	(3,992)
Cash Used in Investing Activities	-	(3,992)
Cash Flows from Financing Activities		
Contribution during the year	619,000	2,375,000
Net Cash Provided by Financing Activities	619,000	2,375,000
Net change in cash in bank	36,465	(64,271)
Cash in bank at beginning of year	-	64,271
Cash in bank at end of year	36,465	-

The annexed notes from 1 to 6 form an integral part of these account.

BOSS Tech, Inc.
Notes to the Financial Statement
For the period ended March 31, 2026

NOTE 1: NATURE OF OPERATIONS

BOSS Tech, Inc. (the "Company") is a Philadelphia PA corporation incorporated in 2024. BOSS.Tech is a technology-driven platform focused on simplifying business operations through integrated digital solutions. The Company provides a unified mobile-based platform that connects essential business tools into a single cohesive ecosystem, enabling users to efficiently manage operational, administrative, and business processes.
The Company's solutions are designed to support organizations ranging from startups to large enterprises by streamlining workflows, enhancing operational efficiency, and facilitating scalable business growth and innovation. BOSS.Tech's objective is to improve business productivity through technology-enabled process integration and centralized management capabilities.
As part of its corporate structure, the Company wholly owns PURAVIDA SERVICES BY BOSS, a Costa Rica–incorporated entity, in which BOSS.Tech holds 100% ownership interest. The subsidiary operates as an integral component of the Company's international operations and is included in the consolidated financial statements.

NOTE 2: BASIS OF PREPARATION & SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

<u>Statement of Compliance</u>

These financial statements (the "financial statements") are prepared in accordance with United States generally accepted accounting principles ("US GAAP"). The Company's fiscal year end is December 31.

<u>Functional and presentation currency</u>

These financial statements are presented in United States dollars, which is functional currency of the Company.

<u>Going Concern</u>

The Company is a founder-funded, pre-revenue startup, the Company has incurred recurring losses, negative working capital, and negative cash flows from normal operating activities during its product research and development phase. These conditions indicate a material uncertainty that may cast significant doubt on the Company's ability to continue as a going concern absent additional capital.
Management intends to finance future operations through a combination of self-funding proceeds, planned fundraising, and revenues generated from operating activities since the second quarter of 2026 through product launch. The Company's ability to continue as a going concern depends on its ability to self-fund, successfully generate sufficient revenues, and/or obtain adequate financing to meet its obligations as they fall due and achieve sustainable profitable operations.
Management has prepared cash flow forecasts and evaluated available financing options and believes that these plans will enable the Company to meet its anticipated liquidity requirements. However, this report does not determine their assurance. The accompanying financial statements have been prepared on a going concern basis and do not include adjustments that may result if the Company is unable to continue as a going concern.

<u>Use of Estimates</u>

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

<u>Significant Risks and Uncertainties</u>

The Company is subject to customary risks and uncertainties including, but not limited to, the need for protection of proprietary technology, dependence on key personnel, costs of services provided by third parties, the need to obtain additional financing, and limited operating history.

<u>Property and Equipment</u>

Property and equipment, if any is to be measured at cost less accumulated depreciation and accumulated impairment losses, if any. Expenditures for major additions and improvements are capitalized and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation is recorded for property and equipment using the straight-line method over the estimated useful lives of assets.

Bad debts and provision for doubtful debts

There is no Bad Debts recorded at the date of balance sheet of the Company accordingly no provision is recognized in these financial statements.

Revenue Recognition

ASC Topic 606, "Revenue from Contracts with Customers" establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the Company's contracts to provide goods or services to customers. Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services.

The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. No adjustments to revenue recognition were required from the adoption of ASC 606, which was adopted.

Trade debts and other receivables

Trade debts are carried at original invoice amount less an estimate made for doubtful receivables based on review of outstanding amounts at the year end. Balances considered bad and irrecoverable are written off when identified. Other receivables are carried at nominal amount which is the fair value of the consideration to be received in future.

Cash and cash equivalents

Cash and cash equivalents for the purpose of cash flow statement comprise of balances at banks and include short term highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of change in value. Cash and cash equivalents are carried in the balance sheet at cost except for foreign currency deposits, which are carried at fair value.

Trade and other payables

Liabilities relating to trade and other payables are carried at cost which is the fair value of consideration to be paid in future for goods and services received, whether billed to the Company or not.

Recent Accounting Pronouncements

The accounting policies applied are consistent with those of the previous financial year except for the adoption as from January 1, 2023, of IFRS 17 Insurance contracts (IFRS 17).

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the Company's financial statements. As the new accounting pronouncements become effective, the Company will adopt those that are applicable under the circumstances.

NOTE 3: RELATED PARTY TRANSACTIONS

There are no related party transactions at the date of balance sheet.

NOTE 4: COMMITMENT AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matter will have a material adverse effect on its business, financial condition or results of operations. As of March 31, 2026, the Company has not reported any lawsuit or known plans of litigation by or against the Company and there is no contingent liability against the Company at the date of balance sheet.

NOTE 5: SUBSEQUENT EVENTS

Management's Evaluation

Based on evaluation, no material events were identified which require adjustment or disclosure in these financial statements.

NOTE 6: GENERAL

These financial statements have been presented in the US dollar which is the Company's functional currency.